July 10, 2008
Via EDGAR and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	Edwin Kim Division of Corporate Finance

Re:	P.H. Glatfelter Company
Form 10-K for fiscal year ended December 31, 2007
Filed March 13, 2008
File No. 001-03560
Ladies and Gentlemen:
We are in receipt of your letter dated June 27, 2008 (the “Comment Letter”) regarding your review of the above referenced document as well as our Proxy Statement filed March 21, 2008. We are hereby requesting an extension of the deadline, until July 29, 2008, for providing our responses to your comments raised in the Comment Letter. As you know from discussions with Brian Doerner, of Ballard Spahr Andrews & Ingersoll, counsel to our company, during the week of July 21, 2008, we will be holding previously scheduled meetings of both the Audit Committee and Compensation Committee of our Board of Directors. We believe it may be appropriate to afford the members of these committees the opportunity to review your letter and our response thereto.
We appreciate your cooperation and look forward to hearing from you regarding the extension.
Please direct any questions or comments to either John Jacunski at (717) 225-2794 or Brian Doerner of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8615.

Sincerely, /s/ David C. Elder David C. Elder Corporate Controller and Chief Accounting Officer

cc:	George H. Glatfelter II Glenn Davies Brian D. Doerner